STRATEGIC ASSET LEASING, INC.

a/k/a

ANEW MEDICAL, INC.

September 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Application for Withdrawal for Registration Statement on Form 10 Filed : July 11, 2022

Ladies and Gentlemen:

Strategic Asset Leasing, Inc. a/k/a Anew Medical, Inc/“Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form 10 together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on July 11, 2022.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement, including all exhibits and amendments thereto, be issued by the Commission as soon as reasonably possible.

If you require additional information, please do not hesitate to contact our counsel, Paul Goodman at (212) 661-6800.

Very truly yours,

/s/ Joseph Sinkule
Joseph Sinkule
Chief Executive Officer